FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated January 22, 2009.

Exhibit 1

DryShips Announces Significant Reductions in Its Capital Expenditures and Suspension of the Dividend Effective for the Fourth Quarter 2008

Company Also Announces Preliminary Fourth Quarter 2008 Results

ATHENS, GREECE--(Marketwire - January 22, 2009) - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "Dryships"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced two transactions to reduce its future financial commitments and improve its financial strength.

These transactions include: (1) the disposal of three Capesize newbuildings, and (2) the cancellation of the acquisition of nine Capesize vessels (including five newbuildings) previously agreed to by the Company. These two transactions will reduce the Company's capital expenditure commitments by over $1.5 billion in initial transaction value. In addition, during this period of lower freight rates and an impaired credit market, the Company will suspend dividend payments on its common stock. Based on these transactions and policies, the Company expects to improve its balance sheet and enhance cash flow that will provide the Company greater financial flexibility in this challenging environment.

Disposal of Three Capesize Newbuildings

DryShips has agreed to transfer its interests in the owning companies of three Capesize newbuildings to an entity that is not affiliated with DryShips. In connection with this transfer of interest, the sellers will release DryShips and its relevant subsidiaries from the purchase agreements for these vessels. This release reduces the Company's aggregate obligations in the amount of $364 million in exchange for a total consideration of $116.4 million. The consideration consists of $36.4 million in deposits toward the acquisition of the three vessels already made by DryShips, $30.0 million in cash that has been paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days respectively. The two additional tranches may be paid in cash or, at the option of Company, by issuing 2.6 million shares of DryShips common stock for each tranche.

Cancellation of Nine Capesize Vessels

DryShips agreed to purchase nine Capesize drybulk carriers in October 2008 for an aggregate purchase price of $1.17 billion from clients of Cardiff Marine Inc. including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties consisting of 19.4 million of the Company's common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, DryShips has reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction will consist of the issuance of 6.5 million shares to entities that are unaffiliated with the Company nominated by the third-party sellers, which will be subject to a six month lock-up period. The consideration received by entities controlled by George Economou will consist solely of 3.5 million "out of the money" warrants. Each warrant entitles the holder to purchase one share of Dryships common stock. These warrants will have a cost of $0.01 and will have strike prices, depending on the relevant tranches, of between $20 to $30 per share. The warrants will vest over an 18 month period and will expire after five years. This transaction has been approved by the independent members of the Board of Directors and is subject to customary documentation provisions.

George Economou, Chairman and CEO of DryShips, commented:

"We have worked diligently to find innovative solutions to dramatically reduce our capital expenditures and do so while minimizing the use of cash. In each transaction, counterparts are willing to take either some or all of their consideration in the form of DryShips equity securities. We believe these transactions enhance shareholder value, as the value recaptured from the cancelled transactions is dramatically higher than the consideration to be delivered by us for the cancellation. We believe the transactions will allow us to strengthen our balance sheet and help us capture future opportunities. Taking into account these transactions, DryShips' remaining contractual 2009 capital expenditures is reduced to $149.6 million, excluding payments scheduled for our newbuilding drill ships. The affiliated sellers have foregone considerable value in the cancelled nine Capesize transaction and their consideration has been structured to be well aligned with other common shareholders as they will realize value only if the share price of DryShips moves up significantly from current levels as the exercise prices of the warrants they will receive range from $20 to $30 per share."

Suspension of Dividend

As previously mentioned, in light of a lower freight rate environment and a highly challenged financing environment, the Board of Directors, beginning with the fourth quarter of 2008, has suspended the Company's common share dividend. The Company's dividend policy will be assessed by the Board of Directors from time to time. The suspension allows the Company to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise.

Fourth Quarter 2008 Preliminary Results

For the fourth quarter of 2008 DryShips expects to report on a consolidated basis:

--  TCE Revenues between $184.2 million and $208.7 million;

--  Net Income before Other Items between $34.7 million and $39.3 million,

    or between $0.63 and $0.71 on a per share basis; and

--  Net Loss between $380.6 million and $431.4 million, or between $6.89 and $7.81 on a per share basis.

For the purposes of this release Other Items include the following:

--  Unrealized Mark-to-Market Interest Rate Swap Loss of approximately

    $177.0 million;

--  Previously announced cancellation fee for the cancellation of the previously announced four Panamax vessels of approximately $160.0 million;

    and

--  Provision for disposal of the three Capesize newbuildings of approximately $116.4 million.

The foregoing amounts are preliminary and are subject to audit. The numbers above are consolidated to include the results for the wholly owned subsidiary Ocean Rig ASA. In addition, the Company is presently evaluating whether an impairment write down to the goodwill associated with the acquisition of Ocean Rig is required. Such an impairment has not been included above. The accounting treatment for the cancellation of the nine Capesize vessels mentioned above has also not been included.

George Economou, Chairman and CEO of DryShips, commented:

"Our preliminary results reflect lower revenues due to the weakness of the drybulk market in the fourth quarter and charges associated with strategic initiatives undertaken by DryShips to reduce its capital expenditure commitments. We believe that with the improvements in the freight markets in 2009 and given the corrective measures we have taken, we are well prepared to face the challenges in 2009 and ultimately we expect to be able to take advantage of opportunities resulting from the disruption in the drybulk market."

Appointment of New Director

Mr. Angelos Papoulias resigned from our Board of Directors for personal reasons effective December 19, 2008. The Board of Directors has appointed Mr. Evangelos Mytilinaios to the Board of Directors as an independent director. Evangelos Mytilinaios, 58, has extensive experience in the shipping industry having served as senior executive at the Peraticos and Inglessis Group of Companies, which is involved in the drybulk and tanker sectors. He presently heads a diversified group of companies spanning tourism and real estate development in Greece and the United Kingdom. After attending the Athens University of Economics, Mr. Mytilinaios started his career joining and then heading his family's aluminum production enterprise, Evangelos Mytilinaios A.E., one of the largest aluminum product manufacturers in Greece.

George Economou, Chairman and CEO of DryShips, commented:

"We wish Angelos all the best and thank him for his valuable service. I welcome Evangelos Mytilinaios to the Board of Directors of DryShips. We are all looking forward to his valuable input on shipping and business matters. With this appointment the Company continues to satisfy NASDAQ corporate governance standards requiring a board comprised of a majority of independent directors."

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 43 drybulk carriers comprising 7 Capesize, 29 Panamax, 2 Supramax and 5 newbuilding drybulk vessels with a combined deadweight tonnage of over 3.4 million tons, 2 ultra deep water semi-submersible drilling rigs and 2 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS."

Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: January 22, 2009

By: /s/ George Economou

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George Economou

Chief Executive Officer